September 12, 2007
Mr. Ryan Rohn
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Ecology Coating, Inc. Form 8-K Item 4.01 Filed August 30, 2007 File No. 333-91436
Dear Mr. Rohn:
     We have reviewed your August 31, 2007 comment letter regarding Form 8-K of Ecology Coating, Inc. (the “Company”) filed on August 30, 2007. On behalf of the Company, we submit this response letter, along with the Form 8-K/A. The Form 8-K/A has been revised to respond to your comments.
     For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.
FORM 8-K
1.	We note that you previously filed an Item 4.01 8-K on July 30, 2007, to announce that you engaged Semple, Marchal & Cooper, L.L.P. on July 26, 2007. As such, it does not appear that an audit report from Semple, Marchal & Cooper, L.L.P. has been included in any of your filings with the Commission due to the length of their engagement. Therefore, your disclosures contained in this filing, specifically paragraphs (ii) and (iv) do not appear to be appropriate as Semple, Marchal & Cooper, L.L.P. was not your independent registered accounting firm during these years. Please revise your filing accordingly.
     In response to the Staff’s comment, the Company, then named OCIS Corporation (“OCIS”), completed a merger with Ecology Coatings, Inc., a California corporation (“Ecology-CA”), pursuant to which a wholly-owned subsidiary of the Company merged with and into Ecology-CA (the “Merger”). As a result of the Merger, Ecology-CA became the Company’s wholly-owned subsidiary, and the shareholders of Ecology-CA became the Company’s controlling shareholders. As such, the Merger was accounted for as a reverse merger under generally accepted accounting principles, with Ecology-CA as the acquirer for accounting purposes. The Company subsequently changed its name from OCIS Corporation to Ecology Coatings, Inc.

September 12, 2007

     The Company disclosed the financial statements of Ecology-CA for the years ended September 30, 2005 and 2006 in the Form 8-K filed July 30, 2007. The audit reports prepared by the independent registered public accounting firm of Semple, Marchal & Cooper, LLP (“Semple”) with respect thereto were also disclosed [in such filing]. Finally, the Company reported that it had engaged Semple as the Company’s certifying accountant, replacing the prior accounting firm of Child, Van Wagoner & Bradshaw, PLLC.
     On August [27], 2007, the Company reported on Form 8-K that the Company was then dismissing Semple as the Company’s certifying accountants and engaging UHY, LLP (“UHY”) to audit the financial statements for the year ending September 30, 2007. The Company dismissed Semple due to the geographical distance between their offices in Phoenix, Arizona and the Company’s operations, which are located in Michigan and Ohio. UHY maintains an office in Southfield, Michigan, which is geographically close to the Company’s headquarters.
     Given the short term of engagement with the Company, Semple did not report on the financial statements of the Company. Moreover, there were no disagreements with Semple on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
     Semple did, however, have the opportunity to report on the financial statements of Ecology-CA for the years ended September, 2005 and 2006. Those reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified due to uncertainty, audit scope or accounting principle, except for the following: Semple’s reports on the financial statements of Ecology-CA as of and for the years ended September 30, 2005 and 2006 contained a separate paragraph stating, “The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.”
2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
     In response to the Staff’s comment, the Company has provided Semple with a copy of the above statements and has requested Semple provide a letter addressed to the Securities and Exchange Commission stating whether or not they agree with the above statements. Pursuant to our request, Semple has provided the letter attached to our Form 8-K/A as Exhibit 16.2.

Sincerely,
/s/ Christian J. Hoffmann, III
cc: Adam Tracy, Esq.